[redacted]

SECU 14045013 SSION

FEB 1 0 2014

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50033

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/2012 (MM/DD/YY) AND ENDING 10/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GWM Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

623 Fifth Avenue 15th Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jose Gonzalez 646-206-1788
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson Jr., CPA
(Name – *if individual, state last, first, middle name*)

15565 Northland Drive Suite 508W (Address) Southfield (City) MI (State) 48075 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jose Gonzalez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GWM Group, Inc., as of October 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NA

Signature

PRESIDENT

Title

Notary Public

VIVIAN PALACIOS
Notary Public, State of New York
No. 01PA6154099
Qualified in New York County
Commission Expires Oct. 20, 14

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GWM Group, Inc.

Financial Statements and Supplemental Schedules Required by the Securities and Exchange Commission

For the Year Ended October 31, 2013
(With Independent Auditor's Report Thereon)
and
Supplemental Report on Internal Control

October 31, 2013

GWM GROUP, INC.
October 31, 2013

Contents

United States Securities and Exchange Commission's

Facing Page i

Oath of Affirmation ii

Independent Accountants' Report 1

Financial Statements

Balance Sheet 3

Income Statement 5

Statement of Retained Earnings 6

Statement of Cash Flows 7

Statement of Changes in Stockholder's Equity 8

Independent Accountants' Report on Supplementary Information 9

Supplementary Information

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission **15**

Information Relating to Possession or Control Requirements and Computation for Determination of the Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission 16

Independent Accountants' Supplementary Report on Internal Control 17

Independent Accountants' Report on SIPC Supplement 20

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
GWM Group, Inc.

Report on the Financial Statements

I have audited the accompanying statement of financial condition of GWM Group, Inc. as October 31, 2013 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the presentation and fair presentation of these financial statements with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GWM Group, Inc. as of October 31, 2013, and results of operations and its cash

flows for the year then ended in accordance with principles generally accepted in the United States of America.

Other Matters

My audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the Net Capital Computation is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and related directly to the underlying accounting and other records used to prepare the financial statements. The information in the Net Capital Computation has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information in the Net Capital Computation is fairly stated in all material respects in relation to the financial statements as a whole.

Edward Richardson Jr. CPA

Edward Richardson Jr., CPA
Southfield, MI. 48075
January 31, 2014

GWM Group, Inc.
BALANCE SHEET
As of October 31, 2013

ASSETS

CURRENT ASSETS	
Cash In Bank - Business Advantage	$ 36.82
Cash in Bank - Business Maxmizer	0.02
Cash in Bank - Business Economy	10.00
Cash in Bank - Pershing	300,000.00
NFS - Error Account	1,640.71
NFS - Consolidated	772,133.03
Cash in Bank - Southwest	10,922.88
Marketable Securities	32,475.00
Allowance for Mark to Market	6,549.00
Accounts Receivable	411,361.09
Prepaid Expenses	2,040.77
Total Current Assets	1,537,169.32
PROPERTY AND EQUIPMENT	
TOTAL ASSETS	$ 1,537,169.32

The footnotes are an integral part of the financial statements.

GWM Group, Inc.
BALANCE SHEET
As of October 31, 2013

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES	
Accounts Payable	$ 58,719.64
Income Taxes Payable	168,214.45
Total Current Liabilities	226,934.09
LONG-TERM LIABILITIES	
Total Liabilities	226,934.09
STOCKHOLDERS' EQUITY	
Capital Stock, $1 par value, 1,000,000 shares authorized, 1,000 shares issued, 665 outstanding	665.00
Paid in Excess	546,191.00
Retained Earnings	776,341.23
	1,323,197.23
Less: Cost of Treasury Stock	(12,962.00)
Total Stockholders' Equity	1,310,235.23
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,537,169.32

The footnotes are an integral part of the financial statements.

GWM Group, Inc.
INCOME STATEMENT

		12 Months Ended October 31, 2013
Revenues		
Commissions Earned	$	2,156,835.87
Unrealized Gains (Losses)		12,008.04
Other Income		82,528.97
Interest Income		814,806.33
Dividend Income		40.00
Total Revenues		3,066,219.21
Operating Expenses		
Employee compensation and ben		2,068,185.81
Floor brokerage, exchange, and c		89,381.70
Communications and data proces		79,128.90
Interest and dividends		1,430.00
Occpancy		30,000.00
Other expenses		389,292.18
Total Operating Expenses		2,657,418.59
Operating Income (Loss)		408,800.62
Net Income (Loss)	$	408,800.62

The footnotes are an integral part of the financial statements.

GWM Group, Inc.
STATEMENT OF RETAINED EARNINGS

		12 Months Ended October 31, 2013
Beginning of Period	$	361,503.61
Plus: Net Income	$	408,800.62
Less: Dividends Paid		0.00
Plus: Prior Period Adjustment		6,037.00
RETAINED EARNINGS END OF PERIOD	$	776,341.23

The footnotes are an integral part of the financial statements.

GWM Group, Inc.
STATEMENT OF CASH FLOWS
For the 12 months Ended October 31, 2013

	2013
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	$ 408,800.62
Prior Period Adjustment	$ 6,037.00
Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities:	
Losses (Gains) on sales of Fixed Assets	0.00
Decrease (Increase) in Operating Assets:	
Other	(2,040.77)
Increase (Decrease) in Operating Liabilities:	
Accounts Payable	(154,155.10)
Accrued Liabilities	101,593.45
Total Adjustments	(48,565.42)
Net Cash Provided Bv (Used in) Operating Activities	360,235.20
CASH FLOWS FROM INVESTING ACTIVITIES	
Proceeds From Sale of Fixed Assets	0.00
Net Cash Provided Bv (Used In) Investing Activities	0.00
CASH FLOWS FROM FINANCING ACTIVITIES	
Notes Payable Borrowings	50,000.00
Notes Payable Repayments	(50,000.00)
Proceeds From Sale of Stock	375,000.00
Treasury Stock	0.00
Net Cash Provided By (Used In) Financing Activities	375,000.00
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	735,235.20
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	799,893.35
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 1,535,128.55

The footnotes are an integral part of the financial statements.

GWM GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED OCTOBER 31, 2013

	Common Stock		Paid-in Capital		Retained Earnings	Treasury Stock - Common		Total Stockholder's Equity
	Shares	Amount	Shares	Amount	Amount	Shares	Amount	Amount
Balance at November 1, 2012	-	$ 665	-	$ 546,191	$ 361,504	-	$ (12,962)	$ 895,398
Net Income	-	-	-		408,800	-	-	408,800
Prior Perod Adjustments	-	-	-	-	6,037	-	-	6,037
Capital Transactions	-	-	-	-	-	-	-	-
Balance at October 31, 2013	$ -	$ 665	$ -	$ 546,191	$ 776,341	$ -	$ (12,962)	$ 1,310,235

The footnotes are an integral part of the financial statements.

GWM Group, Inc.
Notes to the Financial Statements
For the Year Ended October 31, 2013

1. Organization and Summary of Significant Accounting Policies

(a) Nature of Operations

The Company was incorporated on February 2, 1997 to conduct business as a broker/dealer with the Securities and Exchange Commission under the Federal Securities and Exchange Act of 1934.

Securities transactions (and related commission revenues and expenses) are recorded on a settlement-date basis.

(b) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital not exceed certain limits.

(c) Accounts Receivable: National Financial Services and Interactive Brokers

Accounts receivable included amounts due from NFS, Interactive Brokers and Pershing; the entire amount was considered fully collectible; therefore, it was not considered necessary to carry an amount for allowance for doubtful accounts.

(d) Cash Flows

For purposes of the statement of cash flows, cash includes cash and cash equivalents.

(e) Common Stock

The Company is authorized to issue 1,000,000 common shares of $1 par value stock, of which 1,000 shares are issued, and 665 shares are outstanding.

(f) Use of estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenue and expenses. Such estimates primarily relate to unsettled transactions, and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

(1) Organization and Summary of Significant Accounting Policies (Continued)

(g) Concentration of Credit Risk

Concentrations of credit risk consist of cash. The Company maintains cash balances at quality financial institutions and limits the amount of exposure at any one financial institution.

(2) Income Taxes

There is no provision for deferred tax accounts in the accompanying financial statements due to the insignificant amounts relating to such accounts.

(3) Possession or Control Requirements

There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of Securities and Exchange Commission Rule 15c3-3 (K)(2)(ii) which requires that all customer funds and securities be promptly transmitted to the clearing broker who carries the customer accounts. The Company does not have any possession or control of customer funds or securities.

(4) Subordinated Liabilities

There are no liabilities which were subordinated to the claims of general creditors as of October 31, 2012, or at any time during the year ended October 31, 2013.

(5) Leasing Arrangements

The company has an arrangement with Global X Management whereby services of an employee is exchanged for office space, utilities, communications and other related services. The rent paid for the year ended October 31, 2013 was $30,000; however, the amount was paid under a separate arrangement.

(6) Accounts Payable

Accounts payable includes trade payable, payroll taxes payable and commissions payable, and negative cash ($13,977.62).

(7) Concentrations

The Company specializes in sales of debt and equity securities

(8) Fair Value Measurements

Fair value is defined as the price that would be received to sell an assets or paid to transfer a liability in an orderly transaction between participants at the measurement date (i.e., an exit price). The guidance includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority
To unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – Quoted, active market prices for identical assets or liabilities. Level 1 also includes U.S. Treasury and federal agency securities and federal agency mortgage-backed securities, which are traded by dealers of brokers in active markets. Valuation are obtained from readily available pricing sources for market transactions involving identical assets or liabilities. The Company did have Level 1 assets.

Level 2 – Observable inputs other than Level 1, such as quoted market prices for similar assets or liabilities, quoted for identical or similar assets in inactive markets, and model derived valuations in which all significant inputs are observable in active markets. The Company did not have any Level 2 assets or liabilities.

Level 3 – Valuation techniques in which one or more significant inputs are observable in the market place. The company did have Level 3 assets.

Fair values of assets measured on a recurring basis at October 31, 2013 are as follows:

	Fair value at Reporting Date Using	
	Fair Value	Quoted Price in Active markets for Identical Assets (Level 1)
October 31, 2013		
Money Market Funds	$ 0.00	$ 0.00
Equities	39,024.00	39,024.00
Total	$ 39,024.00	$ 39,024.00

Fair values for short-term investments and long-term investments are determined by reference to quoted market prices and other relevant information generated by market transactions. The income reported from these investments was dividend income 16.32.

The carrying amounts reflected in the balance sheet for cash, money market funds, and marketable securities approximate the respective fair values due to the short maturities of those instruments. Available-for-sale marketable securities are recorded at fair value in the balance sheet. A comparison of the carrying value of those financial instruments is as follows:

	Fair value at Reporting Date Using	
	Carrying Value	Fair Value
October 31, 2013		
Money Market Funds	$ 0.00	$ 0.00
Equities	39,024.00	39,024.00
Total	$ 39,024.00	$ 39,024.00

Cost and fair value of money market funds and marketable securities at October 31, 2013 are as follows:

	Amortized Cost	**Gross Unrealized Gain**	**Gross Unrealized Losses**	**Fair Value**
October 31, 2013				
Held to Maturity:				
Money Market Funds	$ 0.00	0.00	0.00	$ 0.00
Equities	32,475.00	6,549.00	0.00	39,024.00
Totals	$ 32,475.00	6,549.00	0.00	$ 39,024.00

The fair value of money market funds and market securities have been measured on a recurring basis using Level 1 inputs, which are based on unadjusted quoted market prices within active markets. There have been no changes in valuation techniques and related inputs.

(9) OTHER COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At October 31, 2013, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware of any potential losses relating to this indemnification.

(10) POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(2)(ii) by promptly transmitting all customer funds or securities to the clearing broker who carries the customer accounts.

(11) NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were material differences in the amount reported as Net Capital due to significant reductions in Equity ($88,346); increases in Securities Haircuts ($419,571); reduction in Undue Concentration Charges ($40,046); and, an increase in Expense ($2,040). Net Capital, as reported on FOCUS IIA, was $1,110,219, while the Net Capital was reported herein as $640,308.

(12) NET CAPITAL REQUIREMENT

Statement of Exemption of Reserve Requirement

The Company is subject to the Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum Net Capital. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintains minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not therefore calculate it is net capital requirement under the alternative reserve requirement method.

(13) SUBSEQUENT EVENT

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through January 28, 2014, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Supplementary Information

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended October 31, 2013

See Accountant's Audit Report

GWM Group, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended October 31, 2013

Computation of Net Capital

Total stockholder's equity:		$1,310,235
Nonallowable assets:		
Other		170,377
Less:		
Other Securities Haircuts	499,550	
Undue Concentration Charges	0	499,550
Net allowable capital		640, 308

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$ 15,137
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 635,308

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 226,934
Percentage of aggregate indebtedness to net capital	35.44%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

There were no material differences in the computation of net capital between these audited financial statements and the Company's unaudited Focus Reports.

Computation of Net Capital as reported on FOCUS IIA as of October 31, 2013

Net Capital per audited report	$ 640,308
Net Capital per FOCUS IIA	1,110,219
Reconciliation	
Increase (Decrease) in Nonallowable Assets	(2,040)
Decrease (Increase) in Concentration Charges	40,046
Decrease (Increase) in Securities Haircuts	(419,571)
Increase (Decrease) in Equity	(88,346)
Total Adjustments	(469,911)
Reconciled Net Capital	$ 640,308
Difference	$ 0

GWM Group, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended October 31, 2013

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 because all customer transactions are cleared through another broker-dealer on a fully disclosed basis. The name of the clearing firms are National Financial Services, Interactive Brokers and Pershing.

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at November 1, 2013	$ -
Additions	-
Reductions	-
Balance of such claims at October 31, 2013	$ -

REPORT ON INTERNAL CONTROL

For the year Ended October 31, 2013

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

January 31, 2014

Board of Directors
GWM Group, Inc.
410 Park Avenue Suite 410
New York, NY 10022

In planning and performing my audit of the financial statements and supplemental schedules of GWM Group, Inc. for the year ended October 31, 2013, I considered its internal control, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the company, including tests of such practices and procedures that I considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control, and the practices and procedures referred to the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance, that assets for which the Company has responsibility are safeguarded against loss from authorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded property to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection or any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted the following condition that I consider to be a material weakness as defined above.

> Only one person is responsible for all accounting and reporting functions. Accordingly, there is no segregation of duties. Due to the size of the Company, management does not feel it is cost-effective to change this condition.

I understand that practices and procedures that accomplish the objectives referred to in the preceding paragraphs of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study, I believe that the Company's practices and procedures were adequate at October 31, 2013, to meet the SEC's objectives.

This report in intended solely for the information and use of management, the SEC and the regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Edward Richardson Jr CPA

Edward Richardson, Jr., CPA

REPORT ON SIPC ASSESSMENT RECONCILIATION

For the year ended October 31, 2013

Edward Richardson Jr., CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

To the Board of Directors of GWM Group, Inc.
410 Park Avenue 4th Floor
New York, NY 10022

In accordance with Rule 17a-5(c)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the November 1, 2012 to October 31, 2013, which were agreed to by GWM Group, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and other specified parties in evaluating GWM Group, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). GWM Group, Inc.'s management is responsible for GWM Group, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC-7 with the respective cash disbursements record entries; no payments were noted.

2. Compared audited Total Revenue for the period of October 31,2013 through the October 31, 2013 (fiscal year-end) with the amounts reported on Form SIPC-7 for the same period noting the following reconciliation of differences:

	SIPC-7	AUDIT	Difference
Total Revenue	$ 1,338,885	$ 3,066,219	$ (1,727,334)
Additions			
Net Loss from Securities Investment Account	$ -	$ -	$ (0.00)
Total Additions	$ -	$ -	$ (0.00)
Deductions			
Investment Companies	$ -	$ 194	$ (194)
Clearing Costs	$ 20,505	$ 79,129	$ (58,624)
Gains On Investment Accounts	$ 1,696	$ 12,008	$ (10,312)

Interest Expense		$ -	$ -	$ (0.00)
Total Deductions		$ 22,201	$ 91,331	$ (69,130)
SIPC Net Operating Revenues		$ 1,316,684	$ 2,974,888	$ (1,658,204)
General Assessment	0.0025	$ 3,292	$ 7,437	$ (4,146)
SIPC-6 Payment (May, 2013)		$ 4,142	$ 4,142	
SIPC-7 Payment (Dec, 2013)		$ 3,292	$ 3,292	
Total SIPC Payments		$ 7,434	$ 7,434	

3. Compared any adjustments reported Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 noting no differences.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. According to our findings, GWM Group Inc had an underpayment in the amount of $3.32

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Edward Richardson Jr CPA

January 31, 2014